Neurokine Pharmaceuticals, Inc.
1275 West 6th Avenue
Vancouver, British Columbia
Canada V6H 1A6

March 3, 2010

Tabatha Akins
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Ms. Akins:

Re:       Neurokine Pharmaceuticals, Inc.
Amendment Number One to Form S-1
Filed December 3, 2009
File No. 333-161157

Cover Page

1.
We note your response to comment 3.  Our comment was prompted by the statement on page 27of your initial filing “We do not currently meet the existing requirements to be quoted on the OTC Bulletin Board, and we cannot assure you that we will ever meet these requirements.”  Your revised disclosure appears to indicate that you have met all FINRA requirements except SEC effectiveness of the registration statement.  If this is accurate, please provide FINRA confirmation that FINRA has granted approval of your Form 211 Listing application subject to SEC effectiveness of the registration statement.  Alternatively, revise your document to clarify that you have filed a Form 211 Listing application and you cannot obtain listing on the OTC BB until the application is approved and the registration statement is declared effective by the SEC.

Response: We have amended the registration statement to clarify that a Form 211 Listing Application has been filed with FINRA and its approval is subject to the registration statement being declared effective by the SEC and that the shares cannot be listed on the OTCBB until the registration statement is declared effective by the SEC.

2.	Additionally, revise your statement that the process usually takes at least 60 days to clarify that the Form 211 Listing Application might not be approved at all.

Response: We have amended the registration statement to clarify that there can be no assurance that the registration statement will be declared effective by the SEC or that the Form 211 Listing Application will be approved.

Financial Summary Information, page 6

3.
We note the revisions made in the audited financial statement in response to our prior comment number 80.  Please ensure that all share and net loss per share information throughout the document retroactively present the changes that have occurred as a result of the stock split.  We note the net loss per share on presented in the table here does not appear to reflect the effect of the stock split.

Response: We have amended the registration statement such that all share and net loss per share information throughout the document reflects the stock split.

If we fail to comply with our obligations under our non-exclusive License Agreement….page 14

4.
We note your response to comment 26.  Your risk factor discussion does not discuss Global Laboratories’ ability to license the same intellectual property to your competitors for similar purposes.  Please either revise the risk factor to discuss this possibility or confirm that Global Laboratories cannot license the intellectual property to your competitors for the same purpose.

Response: We have revised the risk factor to clarify that Global Laboratories may, under the non-exclusive license agreement, license the same intellectual property to our competitors for the same purpose.

Description of Business, page 27

5.
We note your response to comment 43.  Your initial registration statement identified NK-003 as one of three promising products.  Given the limited number of product candidates in clinical trials, it appears that NK-003 is material.  Please revise to restore the discussion of NK-003 and respond to comments 42 - 47 or provide an analysis supporting your determination that this product candidate is not material to your business.

Response: Given the company’s limited financial and other resources, we have concentrated our activities on developing NK-001 and NK-002, which are our primary products and relate specifically to the treatment of neurocognitive impairment. We believe that NK-001 and NK-002 present the best use of our resources towards the advancement and success of our business plan. Although we identified NK-003 as a good candidate for the treatment of discogenic back pain, our activities in respect of NK-003 have been minimal and, given our limited resources, we currently do not plan to pursue the development of this product.

To date, substantially all the activities of the company have focused on our two neurocognitive impairment drugs, NK-001 and NK-002. We have conducted clinical trials and laboratory work with respect to these products, and have filed applications to patent them. With respect to NK-003, we have not conducted, nor do we currently plan to conduct, any laboratory experiments, nor have we carried out any clinical investigations in respect of the product. Furthermore, we have not filed, nor do we currently plan to file, any patents regarding NK-003 in any jurisdictions.

Our primary products, upon which we have expended most of our resources, are NK-001 and NK-002. We have expended minimal financial or other resources with respect to NK-003 and currently do not plan to pursue the development of this product. Accordingly, we do not believe NK-003 to be material to our business.

Management’s Discussion and Analysis of Financial Position and Results of Operations, page 61

Liquidity and Capital Resources, page 63

6.	We have reviewed your revised disclosure in response to our prior comment number 64 and have the following comments:

a.
As previously requested in part b, please revise your disclosure to disclose the costs incurred during each period presented in the filing and to date on the project.  The current disclosure is absent as to that fact.

b.
As previously requested in part e, please revise your disclosure to disclose the consequences to operations, financial position and liquidity if the research and development projects are not completed timely; and finally

c.	As previously requested in part f of our comment, please disclose the period in which material net cash inflows from significant projects are expected to commence.

Response: We have amended the registration statement to provide the disclosure requested, and have added a related risk factor.

Financial Statements, page F-1

Years Ended January 31, 2009 and 2008, page 81

Report of Independent Registered Public Accounting Firm, page F-1

7.	Please refer to your response to our prior comment number 75. In your response you state “the process is currently being conducted”. Please tell us the following:

a.
Clarify in your response whether an outside consultant has been formally engaged to conduct the review; if so, tell us whether has the consultant begun the review; how far along the consultant is in completing the review; the expected completion date; and expected date for consultant to issue report to OCA.  If no outside consultant has been engaged, please tell us when you intend to do so.

Additionally, please note that we may be unable to declare your registration statement effective until this process is complete.

Response: An outside consultant was engaged by Saturna Group Chartered Accountants LLP to conduct a review of their accounting practices. The review has been completed and a copy of the formal letter from the consultant was transmitted electronically to the SEC (to Kevin Stout) on February 26, 2010.  A copy of the formal letter is included herewith.

Balance Sheets, page F-2

8.	Please correct the number of shares authorized reflected on your balance sheets here and on page F-2.

Response: The number of shares authorized has been corrected as requested.

3.  Intangible Assets, page F-10

9.
Please refer to your response to our prior comment number 77.  It is still unclear what the rights to certain licenses you acquired and why recording an asset rather than research and development expense is appropriate.  Refer to paragraph 11c of FAS 2.  Please tell us and revise your disclosure to clarify this fact.  Additionally, please revise your disclosure to include the information provided in your response.  Lastly, please clarify how management determined the amortization period.  A useful life of 15 years seems lengthy for a research and development related asset.

Response: We have restated our January 31, 2009 audited financial statements to record the licenses as a research and development expenditures.

Exhibit 10.8

10.
We note you have deleted the protocol from Appendix 2 and the Budget, Payment Schedules, and Target Milestones from Appendix 3.  If you wish to request confidential treatment for portions of the exhibit, please refer to the procedures outlined in Staff Legal Bulletin No. 1 (February 28, 1997) and Staff Legal Bulletin No. 1A (July 11, 2001.)

Response: Appendices 2 and 3 have now been included with Exhibit 10.8.

*   *   *

Please do not hesitate to contact us if you have any further questions or comments.

Yours truly,

/s/ Ahmad Doroudian
Ahmad Doroudian, President

Procedures performed in reviewing personnel qualifications:

- Review of the resumes of the partners. Both partners have had extensive US public company experience as managers at a mid-sized PCAOB registered firm, Manning Elliott LLP, before forming Saturna.
- Review of the biographies of all staff members. All staff members are either qualified chartered accountants or currently enrolled in the Chartered Accountant School of Business program working towards their professional designation. Some of the staff members have had SEC registrant audit experience prior to joining Saturna.
- Verified with the ICABC that the partners are professionally qualified and that Saturna is in good standing.

Based on our procedures performed and also on our knowledge of the standing of the partners in the Chartered Accountant community nothing has come to our attention to indicate that the partners and staff members lack the qualifications to perform SEC registrant audits.

Procedures to assess engagement performance:

- Three US audit engagements were selected for review.
- A general review of the selected files was performed. The review addressed the following matters:
  - Client acceptance and retention;
  - Independence and conflicts of interest;
  - Compliance with the firm's policies and procedures;
  - Judgments and responses made with respect to materiality, significant risks and audit issues that arose;
  - Adherence to US professional standards;
  - Significance and disposition of corrected and uncorrected misstatements identified in the audit;
  - Appropriateness of file documentation and the opinion issued in the engagement report;
  - Completeness of the matters that were communicated to management and/ or the audit committee; and
  - The amount and nature of work performed by the concurring partner.
- A detailed review was performed of higher risk financial statement areas.

It is clear from the file documentation that the engagement partner had extensive involvement in the performance of the engagement. Based on our review we are of the opinion that the engagement files reviewed meet US professional standards.

Our review was limited in scope and we reserve the right to amend our overall assessment if there are any significant changes in the Firm's practice in the future. Accordingly, this report should not be relied upon by third parties for any other purpose.

Should you wish to discuss or review any matter addressed in this letter please do not hesitate to contact us. We appreciate the opportunity to be of continuing service to Saturna.

Yours very truly,

DMCL

DALE MATHESON CARR-HILTON LABONTE LLP
"DMCL" Chartered Accountants